NO ACT

PE
12-19-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09004125

February 5, 2009

Received SEC
FEB 0 1 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-1-09

Shelley J. Dropkin
General Counsel
Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Re: Citigroup Inc.
Incoming letter dated December 19, 2008

Dear Ms. Dropkin:

This is in response to your letter dated December 19, 2008 and to a letter from Amy L. Goodman dated January 7, 2009 concerning the shareholder proposals submitted to Citi by William Steiner, Ray T. Chevedden, and Kenneth Steiner. We also have received a letter from Ray T. Chevedden dated January 25, 2009 and letters on the proponents' behalf dated December 23, 2008, January 6, 2009, January 22, 2009, January 24, 2009, January 26, 2009, January 27, 2009, and February 3, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 2 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 5, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 19, 2008

The first proposal relates to special meetings. The second proposal relates to cumulative voting. The third proposal relates to an independent lead director.

We are unable to concur in your view that Citi may exclude the first proposal under rule 14a-8(b). Accordingly, we do not believe that Citi may omit the first proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Citi may exclude the second proposal under rule 14a-8(b). Accordingly, we do not believe that Citi may omit the second proposal from its proxy materials in reliance on rule 14a-8(b).

On February 5, 2009, we issued our response expressing our informal view that Citi could exclude the third proposal from its proxy materials in reliance on rule 14a-8(i)(3). Accordingly, we have not found it necessary to address the alternative basis for omission of the third proposal upon which Citi relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 3, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Citigroup Inc. (C) – Rule 14a-8 proposals of William Steiner, Ray T. Chevedden and Kenneth Steiner

Ladies and Gentlemen:

This responds further to the December 19, 2008 no action request. Attached is a letter to the Staff by proponent William Steiner which is relevant to the company opposition to established rule 14a-8 proponents delegating work to submit rule 14a-8 proposals.

It is well established under rule 14a-8 that shareholders can delegate work such as the presentation of their proposals at annual meetings.

Additional responses to this no action request will be forwarded.

Sincerely,

John Chevedden

cc:
William Steiner (Special Shareowner Meetings)
Ray T. Chevedden (Independent Lead Director)
Kenneth Steiner (Cumulative Voting)

Shelley Dropkin <dropkins@citigroup.com>

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

January 26, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Citigroup December 19, 2008 No Action Request

Dear Ladies and Gentleman:

I submitted proposals to Citigroup in 2005, 2006, 2007 and 2008. I find it objectionable that Citigroup wants to exclude my 2009 proposal because I delegated work on my proposal. Meanwhile Citigroup can hire an outside firm after the stock has fallen 90% to try to exclude shareholder input.

I continue to support my 2009 shareholder proposal submitted to Citigroup.

Sincerely,

William Steiner

William Steiner

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 27, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Citigroup Inc. (C) – Rule 14a-8 proposals of William Steiner, Ray T. Chevedden and Kenneth Steiner

Ladies and Gentlemen:

This further responds to the company December 19, 2008 no action request regarding the company objection to the individual Rule 14a-8 proposals of William Steiner, Kenneth Steiner and Ray T. Chevedden. In the following Staff Reply Letter, RJR Nabisco Holdings did not meet its burden to establish that William Steiner and Kenneth Steiner were under the control of another party (emphasis added):

STAFF REPLY LETTER

December 29, 1995

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: RJR Nabisco Holdings Corp. (the "Company")
Incoming letters dated December 1 and 6, 1995

The first proposal recommends that the board of directors adopt a policy against entering into future agreements with officers and directors of this corporation which provide compensation contingent on a change of control without shareholder approval. The second proposal recommends (i) that all future non-employee directors not be granted pension benefits and (ii) current non-employee directors voluntarily relinquish their pension benefits. The third proposal recommends that the board of directors take the necessary steps to ensure that from here forward all non-employee directors should receive a minimum of fifty percent of their total compensation in the form of company stock which cannot be sold for three years.

The Division is unable to concur with your position that the proponents have failed to present evidence of their eligibility to make a proposal to the Company pursuant to Rule 14a-8. In this regard, the staff notes that each of the proponents has presented the Company with such evidence. Accordingly, we do not believe that the Company may rely on rule 14a-8(a)(1) as a basis for omitting the proposals.

The Division is unable to concur in your view that the proposals may be omitted in reliance on Rule 14a-8(a)(4). In the staff's view the Company has not met its burden of establishing that the proponents are acting on behalf of, under the control of, or alter ego of the Investors Rights Association of America. Accordingly, we do not believe that Rule 14a-8(a)(4) may be relied on as a basis for omitting the proposals from the Company's proxy materials.

The Division is unable to concur in your view that the second proposal or supporting statement may be omitted under Rule 14a-8(c)(3) as false and misleading or vague and indefinite. Accordingly, the Company may not rely on Rule 14a-8(c)(3) as a basis for omitting the second proposal from its proxy material.

Sincerely,

Andrew A. Gerber
Attorney-Advisor

It is interesting to note that some of the words and phrases in this failed RJR Nabisco no action request show up in 2009 no action requests, but of course this precedent is never cited.

Additional responses to this no action request will be forwarded.

Sincerely,

John Chevedden

cc:
William Steiner (Special Shareowner Meetings)
Ray T. Chevedden (Independent Lead Director)
Kenneth Steiner (Cumulative Voting)

Shelley Dropkin <dropkins@citigroup.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 26, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Citigroup Inc. (C) – Rule 14a-8 proposals of William Steiner, Ray T. Chevedden and Kenneth Steiner

Ladies and Gentlemen:

This further responds to the company December 19, 2008 no action request regarding the company objection to the individual Rule 14a-8 proposals of William Steiner, Ray T. Chevedden and Kenneth Steiner.

Attached is the letter to the Staff by proponent Ray T. Chevedden relevant to the company opposition to established rule 14a-8 proponents delegating work to submit rule 14a-8 proposals.

It is well established under rule 14a-8 that shareholders can delegate work such as the presentation of their proposals at annual meetings.

Additional responses to this no action request will be forwarded.

Sincerely,

John Chevedden

cc:
William Steiner (Special Shareowner Meetings)
Ray T. Chevedden (Independent Lead Director)
Kenneth Steiner (Cumulative Voting)

Shelley Dropkin <dropkins@citigroup.com>

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
"shareholderproposals@sec.gov" <shareholderproposals@sec.gov>

Citigroup December 19, 2008 No Action Request

Dear Ladies and Gentleman:

I have submitted rule 14a-8 proposals to Citigroup since 2002 and received a 70% vote in 2005. It's not fair that Citigroup wants to exclude my 2009 proposal because I delegated the details as I did in previous years. I have invested in the stock market for decades and was quoted in an August 15, 2005 *Des Moines Register* article on the then potential Whirlpool purchase of Maytag.

I continue to support my 2009 shareholder proposal.

Sincerely,

Ray T. Chevedden

Ray T. Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Citigroup Inc. (C) – Rule 14a-8 proposals of William Steiner, Ray T. Chevedden and Kenneth Steiner

Ladies and Gentlemen:

This further responds to the company December 19, 2008 no action request regarding the company objection to the individual Rule 14a-8 proposals of William Steiner, Ray T. Chevedden and Kenneth Steiner.

In 2008 the company acknowledged William Steiner, Ray T. Chevedden and Kenneth Steiner as the proponents of their respective rule 14a-8 proposals. Now the company objects. The company does not advise anything that has changed since the 2008 annual meeting. *Perhaps the real source of the company objection is to avoid answering to shareholders after the 90% in one-year decline in shareholder value at the company.*

The company recognized Ray T. Chevedden as a proponent since 2002, William Steiner since 2005 and Kenneth Steiner since 2007.

Attached is an August 15, 2005 *Des Moines Register* article which quotes Ray Chevedden (highlighted) on the then potential Whirlpool purchase of Maytag.

A 1996 *Los Angeles Times* article on corporate governance quoting Kenneth Steiner four-times (highlighted) and a 1997 *New York Times* article regarding the corporate governance expertise and accomplishments of William Steiner were forwarded on January 22, 2009.

The company has not provided any purported precedent where proponents, with this level of corporate governance experience have been determined to not be proponents of their rule 14a-8 proposals. The company has not provided any purported precedent where proponents were acknowledged by a company as proponents of rule 14a-8 proposals for years and were later determined not to be proponents.

For these reasons, and the many other reasons systemic to this type of no action request, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholders have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner (Special Shareowner Meetings)
Ray T. Chevedden (Independent Lead Director)
Kenneth Steiner (Cumulative Voting)

Shelley Dropkin <dropkins@citigroup.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 22, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Citigroup Inc. (C) – Rule 14a-8 proposals of William Steiner, Ray T. Chevedden and Kenneth Steiner

Ladies and Gentlemen:

This further responds to the company December 19, 2008 no action request regarding the company objection to the individual Rule 14a-8 proposals of William Steiner, Ray T. Chevedden and Kenneth Steiner.

In 2008 the company acknowledged William Steiner, Ray T. Chevedden and Kenneth Steiner as the proponents of their respective rule 14a-8 proposals. Now the company objects. The company does not advise anything that has changed since the 2008 annual meeting. *Perhaps the real source of the company objection is to avoid answering to shareholders after the 90% decline in shareholder value in one-year at the company.*

The company recognized Ray T. Chevedden as a proponent since 2002, William Steiner since 2005 and Kenneth Steiner since 2007.

Attached is a 1996 *Los Angeles Times* article on corporate governance which quotes Kenneth Steiner four-times (highlighted) and a 1997 *New York Times* article regarding the corporate governance expertise and accomplishments of William Steiner.

The company has not provided any purported precedent where proponents, with this level of corporate governance experience have been determined to not be proponents of their rule 14a-8 proposals. The company has not provided any purported precedent where proponents were acknowledged by a company as proponents of rule 14a-8 proposals for years and were later determined not to be proponents.

For these reasons, and the many other reasons systemic to this type of no action request, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner (Special Shareowner Meetings)
Ray T. Chevedden (Independent Lead Director)
Kenneth Steiner (Cumulative Voting)

Shelley Dropkin <dropkins@citigroup.com>

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

AGoodman@gibsondunn.com

January 7, 2009

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposals Submitted by John Chevedden*

Dear Ladies and Gentlemen:

This letter is in response to the letter of January 5, 2009, from Timothy Smith of Walden Asset Management concerning certain shareholder proposal no-action requests submitted by Gibson, Dunn & Crutcher LLP and its clients. The no-action letters request that the staff of the Securities and Exchange Commission (the "Commission") concur with the exclusion of certain shareholder proposals submitted by John Chevedden because Mr. Chevedden, and not the individuals in whose names the proposals were submitted, is the proponent of the proposals.

We appreciate Mr. Smith's letter, as we believe that companies and shareholders have a common interest in the integrity of the shareholder proposal process. Nevertheless, for the reasons set forth in the no-action requests, we do not believe the Staff's concurrence with exclusion of the proposals "would create a set of alarming precedents affecting teamwork by co-operating investors."

As the no-action requests discuss, the Commission has long recognized the potential for abuse of the shareholder proposal rules and has indicated on several occasions that it would not tolerate such conduct. An evaluation of whether an individual is, in the Commission's words, "attempt[ing] to evade the [rule's] limitations through various maneuvers" will necessarily involve an evaluation of all of the facts and circumstances. Thus, we are aware that there have been instances in the past when the Staff has not concurred that the facts demonstrated an attempt to evade the rule's limitations. However, there also have been times when an aggregation of factors, including factors such as those cited in the pending no-action requests, has been sufficient to demonstrate that proposals should be omitted because they exceeded the one-proposal limitation or because they were submitted by a proponent who was not a shareholder of the company. Among these factors are the complete absence of any involvement of the nominal proponents in submitting a proposal, responding to correspondence regarding the proposal or discussing the proposal with the company. In this regard, the facts and circumstances outlined in the no-action requests illustrate that Mr. Chevedden—not the nominal proponents—is the proponent of the shareholder proposals that he has submitted and that he has no stake or investment in the companies to which he submitted the proposals.

The no-action requests also carefully distinguish situations such as those raised by Mr. Smith where a network of investors is seeking a particular result. A footnote in the requests distinguishes Mr. Chevedden's tactics from the more typical situation (frequently seen with labor unions and religious organizations that are shareholders) where a proponent directly submits a proposal to a company on its own letterhead and arranges for providing proof of ownership, but appoints another person to act on its behalf to coordinate discussions about the proposal. Similarly, nothing in the no-action requests suggests that Rule 14a-8 supports exclusion of shareholder proposals when shareholders communicate among themselves before they each submit their own proposal to a company. Likewise, no-action letter precedent clearly sanctions the practice of numerous shareholders co-sponsoring a single proposal and permits those co-sponsors to aggregate their share ownership in satisfying the ownership standards in Rule 14a-8. The no-action requests also distinguish the situation where a shareholder has sought assistance from legal counsel or others prior to or after submitting a shareholder proposal.

In closing, we note that the Commission and its staff have been applying a facts and circumstances test to address potential abuse under the shareholder proposal rules for many years without affecting teamwork by co-operating investors. The facts and circumstances set forth in the no-action requests demonstrate that Mr. Chevedden is operating in a unique manner to circumvent the Commission's shareholder proposal rules. Thus, concurring in the exclusion of Mr. Chevedden's proposals pursuant to the no-action requests will not "create a set of alarming precedents affecting teamwork by co-operating investors."

Sincerely,

Amy L. Goodman

cc: Timothy Smith, Walden Asset Management
John Chevedden
William Steiner
Kenneth Steiner
Nick Rossi
Laura Berry, Interfaith Center on Corporate Responsibility
Lisa Woll, Social Investment Forum
Ann Yerger, Council of Institutional Investors
Damon Silvers, AFL-CIO
Richard Ferlauto, AFSCME
Mindy Lubber, CERES
Rob Berridge, CERES

100582845_1.DOC

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Citigroup Inc. (C) – Rule 14a-8 proposals of William Steiner, Ray T. Chevedden and Kenneth Steiner

Ladies and Gentlemen:

This further responds to the company December 19, 2008 no action request regarding the company objection to the individual Rule 14a-8 proposals of William Steiner, Ray T. Chevedden and Kenneth Steiner.

Included below is a letter submitted by Timothy Smith, Senior Vice President Walden Asset Management, who wrote independently in response to a similar Gibson, Dunn & Crutcher no action request letter and without prompting by the proponents of the Citigroup resolutions. As you will see Mr. Smith argues this will become a slippery slope if the Securities and Exchange Commission were to rule on the basis of the Gibson, Dunn & Crutcher theory and copycat theories about shareholders, with a long-standing record of corporate governance advocacy, as not being the proponents of their proposals.

The company no action request also seems to be based on the hope that rule 14a-8(f) will be overlooked. The company no action request seems to be largely unoriginal and borrowed from another source in spite of the company's disingenuous objection to rule 14a-8 proponents using similar formats.

The company accepted without question the proponent of each proposal as the proponent of his respective proposal within the 14-day period following the submittal of each rule 14a-8 proposal (October 16, 2008 through October 21, 2008). According to §240.14a (f) the company is required to notify any person who submitted a rule 14a-8 proposal of any eligibility question within 14-days.

§240.14a (f) states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.*** ...

To the contrary the company properly recognized each proponent as the respective proponent from the October 16, 2008 through October 21, 2008 submittal dates up until the November 12, 2008 company letter. Thus the company violated the 14-day rule by at least 7-days. And proponents are excluded if they miss their 14-day rule 14a-8 deadlines by a few hours.

Additionally the company failed to respond to this key message on precedents even in its no action request:

------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Tue, 25 Nov 2008 08:44:10 -0800
To: Shelley Dropkin <dropkins@citigroup.com>
Subject: Rule 14a-8 Proposals (C)

Dear Ms. Dropkin,
In regard to the November 12, 2008 letter please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue which seem to be consistent with no action precedents for a number of years. In other words is there any support for the November 12, 2008 company request.
Sincerely,
John Chevedden

------ Forwarded Message [Included with the above 25 Nov 2008 message]
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Mon, 24 Nov 2008 09:42:35 -0800
To: Shelley Dropkin <dropkins@citigroup.com>
Subject: Rule 14a-8 Proposals (C)

Dear Ms. Dropkin,
Each Citigroup shareholder who submitted a rule 14a-8 proposal submitted one proposal each.
Sincerely,
John Chevedden

The company failure to respond to this message lead to the conclusion that the company request was groundless.

For these reasons, and the many other reasons systemic to this type of no action request, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner (Special Shareowner Meetings)
Ray T. Chevedden (Independent Lead Director)
Kenneth Steiner (Cumulative Voting)

Shelley Dropkin <dropkins@citigroup.com>

Walden Asset Management
Investing for social change since 1975

January 5, 2009

Office of Chief Counsel
Division of Corporate Finance
Securities & Exchange Commission
100 F Street NW
Washington, DC 20549

Re: Bristol-Myers Squibb Company
Stockholder Proposals coordinated by
John Chevedden on behalf of Ken Steiner & Nick Rossi

Dear Ladies & Gentlemen:

I am writing in response to the December 24th letter of Amy Goodman of Gibson, Dunn & Crutcher LLP seeking to omit shareholder proposals co-coordinated by John Chevedden, an active individual shareholder who focuses on corporate governance reforms.

Ms. Goodman has written similar No Action letters to the SEC using the same arguments for close to a dozen other companies.

I am writing as an interested party and am not representing John Chevedden or his colleagues such as Mr. Rossi or Mr. Steiner in any way. However, Walden Asset Management has co-filed one Advisory Vote on Pay resolution with Bill Steiner (Ken's father) and I have communicated with Mr. Chevedden on other Advisory Vote on Pay proposals since he has been an active proponent on this issue. I have met Bill & Ken Steiner over the years and am well aware of their passionate support for governance reforms, many of them mainstream while others somewhat misguided from our point of view.

I am commenting on this letter specifically since Ms. Goodman's arguments and her appeal to the SEC to accept them would create a set of alarming precedents affecting teamwork by co-operating investors.

I have been involved in shareholder advocacy for close to 40 years, first as Executive Director of ICCR, an organization of religious investors and now at Walden Asset Management as Senior Vice President and through the Social Investment Forum, the industry trade association for socially concerned mutual funds, financial planners and investment managers.

In all these organizations there is significant teamwork by investors working together. Such teamwork exists as well with labor unions, the Principles for Responsible Investments (PRI) and with investment managers and their clients.

Ms. Goodman's set of arguments, if accepted by the SEC, sets us on a slippery slope that would threaten the various constructive co-operative working arrangements utilized by numerous individuals and institutional investors.

Perhaps the urgency of the far-reaching arguments presented by Ms. Goodman and the companies she represents, are motivated in part by the fact that many of the issues presented by Mr. Chevedden, Mr. Steiner, Mr. Rossi as well as institutional investors, are receiving significant voting support from investors often in the 35% - 75% range. It is fascinating to see that strong votes are being registered even when the proponents are individual investors. Investors support the issue on the ballot (if they believe it is a worthy reform) whether the proponent is TIAA-CREF or a small individual stockholder like Mr. Chevedden.

In fact, on an issue on which I work closely, "Say on Pay", Mr. Chevedden and his colleagues have filed a standard resolution requesting that the Advisory Vote be implemented. Their resolution has received strong votes, several over 50%.

To be clear, Walden Asset Management does not always vote for the resolutions sponsored by Mr. Chevedden, Mr. Rossi, Mr. Steiner and their colleagues, especially if the language is not well crafted or the logic is faulty. Nevertheless, it seems clear that the resolutions they have presented over the years have resulted in numerous changes in company policies and practices in the governance arena.

Let me turn to some specific responses to Ms. Goodman's arguments and allegations.

The Gibson Dunn letter argues that Mr. Steiner and Mr. Rossi are "Nominal Proponents" for John Chevedden; that the Nominal Proponents are his "alter egos"; that Mr. Chevedden used the internet to invite investors to file resolutions; that a proponent said Mr. Chevedden was "handling the matter" when a company inquired about a resolution.

Ms. Goodman goes on to concoct a conspiracy by Mr. Chevedden to circumvent the SEC rules. The choice of language in the Gibson, Dunn letter is calculated of course.

What if the group of investors led by Mr. Chevedden were called a "team", or a "coalition" or "network of investors seeking governance reform"? This would change the context completely wouldn't it? Yet the No Action appeal uses language that makes the process appear much more "sinister".

Unless Ms. Goodman has tapped the phones or monitored the emails of these proponents, she has no way of proving her point. So she makes allegations in her letter and expects the SEC to act upon them as a reality.

Clearly Mr. Chevedden is the team leader in this network, but if he does so in a co-operative effort under the support and instruction of Mr. Steiner and Mr. Rossi, why is this inappropriate behavior that would lead to a No Action Letter?

Let me describe why this would establish a dangerous precedent if the SEC affirmed Ms. Goodman's assumption.

There are numerous examples of pension funds, mutual funds, investment managers, foundation, religious investors, unions and individuals working together as proponents.

They may share resolution language. For example, the Say on Pay resolution submitted to various companies is often an identical text.

They may encourage or invite each other to file or co-file resolutions and help each other in the resolution submission process. Sometimes multiple filing letters are sent in the same FedEx package by cooperating investors in a network.

More experienced or knowledgeable proponents may assist first time filers. Information may be exchanged about multiple resolutions going to one company.

All of this is done in a spirit of co-operation not a conspiracy to evade the SEC rules. Yet if the SEC agrees with Ms. Goodman's imaginary concept that Mr. Chevedden has "alter egos" with no personal commitment to the issue being raised with the company, what is to prevent Ms. Goodman from concocting another argument that investors co-operating through the Interfaith Center for Corporate Responsibility (ICCR), Social Investment Forum (SIF), Principles for Responsible Investing (PRI), CERES or an investment manager like Walden are simply "alter egos". Or if a lawyer submits a filing letter and resolution at the request of a client, is the client an "alter ego"?

As you can see this argument becomes a slippery slope for the SEC that requires the staff to read the motives and minds of proponents, an unreasonable demand on the staff.

Ms. Goodman also argues that when "a single proponent is the driving force" that this meets the standard for nominal proponents and alter egos."

But how does Ms. Goodman know and how can the SEC evaluate whether a proponent is an "inspirational leader", or brains behind an initiative using their knowledge and skills to move a set of governance reforms forward with co-operation by all filers? Or conversely, how can the SEC evaluate with the limited information in the Gibson, Dunn letter if someone has hijacked the process.

Again where is the dividing line and how does Ms. Goodman know the real facts to support her allegations?

It is improper to concoct a theory and then vigorously argue it without confirming its accuracy with the team of proponents or by providing other substantial evidence.

Finally, the Gibson Dunn letter to the SEC cites a number of previous decisions by the SEC to support the case that the Bristol-Myers Squibb resolutions be omitted if they were coordinated by Mr. Chevedden.

However, more recent SEC decisions are conveniently ignored including Sullivan and Cromwell's AT&T appeal last year and the Boeing request for a No Action Letter. The staff ruled for the proponents in both those cases. Certainly staff will look at the whole range of past decisions.

To summarize, I am writing to respectfully request that the staff refuse to issue a No Action Letter with regard to the Bristol-Myers Squibb resolutions based on Ms. Goodman's arguments. Further, I would request that staff take this letter into account as the staff rules on Gibson, Dunn No Action requests for other companies using the same arguments such as General Electric, Wyeth, Pfizer, Alcoa and Sempra.

In summary, I believe that Gibson Dunn's arguments to the SEC not only challenge Mr. Chevedden and his colleagues but would undercut numerous other investor networks that facilitate cooperation in resolution filing. Ms. Goodman has not proved her argument that there is a conspiracy to evade the SEC Rules and her arguments do not meet the persuasive basis for an SEC No Action decision.

Sincerely,

Timothy Smith
Senior Vice President

Cc: Amy Goodman, Gibson, Dunn & Crutcher LLP
Sandra Leung, Bristol-Myers Squibb
John Chevedden
William Steiner
Kenneth Steiner
Nick Rossi

Laura Berry, ICCR
Lisa Woll, Social Investment Forum
Ann Yerger, CII
Damon Silvers, AFL-CIO
Richard Ferlauto, AFSCME
Mindy Lubber, CERES
Rob Berridge, CERES

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

December 23, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Citigroup Inc. (C) – Rule 14a-8 Proposals: Regarding company objection to respective proponents of shareholder proposals
Shareholder Position

Ladies and Gentlemen:

This is the first response to the company December 19, 2008 no action request regarding the company objection to the respective proponents of shareholder proposals. The company no action request seems to be based on the hope that rule 14a-8(f) will be overlooked. The company no action request also seems to be largely unoriginal and borrowed from another source in spite of the company's disingenuous objection to rule 14a-8 proponents using similar formats.

The company accepted without question the proponent of each proposal as the proponent of his respective proposal within the 14-day period following the submittal of each rule 14a-8 proposal (October 16, 2008 through October 21, 2008). According to §240.14a (f) the company is required to notify any person who submitted a rule 14a-8 proposal of any eligibility question within 14-days.

§240.14a (f) states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.*** ...

To the contrary the company properly recognized each proponent as the respective proponent from the October 16, 2008 through October 21, 2008 submittal dates up until the November 12, 2008 company letter. Thus the company violated the 14-day rule by at least 7-days. And proponents are excluded if they miss their 14-day rule 14a-8 deadlines by even one-day.

Additionally the company failed to respond to this key message on precedents even in its no action request:

—— Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Tue, 25 Nov 2008 08:44:10 -0800
To: Shelley Dropkin <dropkins@citigroup.com>
Subject: Rule 14a-8 Proposals (C)

Dear Ms. Dropkin,
In regard to the November 12, 2008 letter please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue which seem to be consistent with no action precedents for a number of years. In other words is there any support for the November 12, 2008 company request.
Sincerely,
John Chevedden

—— Forwarded Message [Included with the above 25 Nov 2008 message].
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Mon, 24 Nov 2008 09:42:35 -0800
To: Shelley Dropkin <dropkins@citigroup.com>
Subject: Rule 14a-8 Proposals (C)

Dear Ms. Dropkin,
Each Citigroup shareholder who submitted a rule 14a-8 proposal submitted one proposal each.
Sincerely,
John Chevedden

For these reasons, and the many other reasons systemic to this type of no action request, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner (Special Shareowner Meetings)
Ray T. Chevedden (Independent Lead Director)
Kenneth Steiner (Cumulative Voting)

Shelley Dropkin <dropkins@citigroup.com>

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

December 19, 2008

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposals of John Chevedden*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Citigroup Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") three stockholder proposals (collectively, the "Proposals") and statements in support thereof submitted by John Chevedden (the "Proponent"). The Proposals described below were transmitted to the Company under the names of the following nominal proponents:

- a proposal titled "Special Shareowner Meetings" purportedly submitted in the name of William Steiner (the "Special Meeting Proposal");
- a proposal titled "Independent Lead Director" purportedly submitted in the name of Ray T. Chevedden (the "Independent Lead Director Proposal"); and
- a proposal titled "Cumulative Voting" purportedly submitted in the name of Kenneth Steiner (the "Cumulative Voting Proposal").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposals may properly be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) because Messrs. R. Chevedden, W. Steiner and K. Steiner (collectively, the "Nominal Proponents") are nominal proponents for John Chevedden, whom the Company believes is not a stockholder of the Company.

We also believe that the Special Meeting Proposal, the Independent Lead Director Proposal and the Cumulative Voting Proposal are excludable for the reasons addressed in separate no-action requests submitted concurrently herewith. Copies of the Proposals and the Proponent's cover letters submitting each Proposal are attached hereto as Exhibit A, and copies of other correspondence with the Proponent regarding the Proposals are attached hereto as Exhibit B. The Company has not received any correspondence relating to the Proposals directly from the Nominal Proponents.

ANALYSIS

The Proposals May Be Excluded under Rule 14a-8(b) Because Mr. Chevedden, and not the Nominal Proponents, Submitted the Proposals

The Proposals may be excluded from the 2009 Proxy Materials because the facts and circumstances demonstrate that Mr. Chevedden is, in fact, the proponent of the Proposals and the Nominal Proponents are his alter egos. Thus, the Proposals may be excluded pursuant to Rule 14a-8(b), which states, "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." Mr. Chevedden has never demonstrated that he personally owns any of the Company's shares and thus is seeking to interject his proposals into the Company's 2009 Proxy Materials without personally having any stake or investment in the Company, contrary to the objectives and intent of the ownership requirements of Rule 14a-8.

The history of Rule 14a-8 indicates that the Commission was well aware of the potential for abuse of the Rule, and the Commission indicated on several occasions that it would not tolerate such conduct. Consistent with the history of the Rule, the Staff has on many occasions concurred that proposals could be excluded when facts and circumstances indicate that a single proponent was acting through nominal proponents. Mr. Chevedden is well known in the stockholder proposal community. Although he apparently personally owns stock in a few corporations, through a group of nominal proponents he submitted more than 125 stockholder proposals to more than 85 corporations in 2008 alone.[1] In thus circumventing the ownership requirement in Rule 14a-8(b), Mr. Chevedden has a singular distinction; we are unaware of any other proponent who operates in such a manner, or on so widespread a basis, in disregarding the Commission's stockholder proposal rules. Thus, as discussed below, in light of the facts and circumstances surrounding the Proposals and Mr. Chevedden's methods, to address Mr. Chevedden's persistent and continuing abuse of Rule 14a-8, we request that the Staff concur in our view that the Company may exclude the Proposals submitted by Mr. Chevedden on behalf of the Nominal Proponents pursuant to Rule 14a-8(b).

A. Abuse of the Commission's Stockholder Proposal Rules

The Commission amended Rule 14a-8 in 1983 to require that proponents using the Rule have a minimum investment in and satisfy a minimum holding period with respect to the company's shares in order to avoid abuse of the stockholder proposal rule and ensure that proponents have a stake "in the common interests of the issuer's security holders generally." Exchange Act Release No. 4385 (Nov. 5, 1948). The Commission explicitly acknowledged the potential for abuse in the stockholder proposal process:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or holding period as a condition to eligibility under Rule 14a-8. Many of these commentators expressed the view that abuse of a security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured stake or investment in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed. Exchange Act Release No. 20091 (Aug. 16, 1983).

The Commission's concerns about abuse of Rule 14a-8 also are evident in its statements regarding Rule 14a-8(c), which provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." When the Commission first adopted a limit on the number of proposals that a stockholder would be permitted to submit under Rule 14a-8 more than 30 years ago, it stated that it was acting in response to the concern that some "proponents . . . [exceed] the bounds of reasonableness . . . by submitting excessive numbers of proposals." Exchange Act Release No. 12999 (Nov. 22, 1976). It further stated that

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[1] Based on data provided by RiskMetrics Group as of December 6, 2008. Moreover, Mr. Chevedden and certain stockholders under whose names he frequently submits proposals (the Proponent, the Rossi Family, the Steiner family and the Gilbert family) accounted for at least 533 out of the 3,476 stockholder proposals submitted between 1997 and 2006. *See* Michael Viehs and Robin Braun, *Shareholder Activism in the United States—Developments over 1997-2006—What are the Determinants of Voting Outcomes*, August 15, 2008.

"[s]uch practices are inappropriate under Rule 14a-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents . . . ." *Id.* Thus, the Commission adopted a two proposal limitation (subsequently amended to be a one proposal limitation) but warned of the "possibility that some proponents may attempt to evade the [Rule's] limitations through various maneuvers . . . ." *Id.* The Commission went on to warn that "such tactics" could result in the granting of no-action requests permitting exclusion of the multiple proposals.

These requirements also recognize and are intended to reduce the costs to companies and to the Staff of Rule 14a-8 proposals. Subsequently, in adopting the one proposal limitation, it stated, "The Commission believes that this change is one way to reduce issuer costs and to improve the readability of proxy statements without substantially limiting the ability of proponents to bring important issues to the shareholder body at large." Exchange Act Release No. 20091 (Aug. 16, 1983). While the Company does not seek to exclude the Proposals under Rule 14a-8(c), we believe that these concerns about abuse of the stockholder proposal rule are present here as well.

The potential for abuse that the Commission was concerned about, as reflected in the Commission releases quoted above, has in fact been realized by Mr. Chevedden's pattern over recent years of annually submitting multiple stockholder proposals to the Company, ostensibly as the representative for the Nominal Proponents or, at times, other Company stockholders. However, as discussed below, Mr. Chevedden is the architect and author of the Proposals and has no "stake or investment" in the Company. Moreover, the facts and circumstances regarding the Proposals indicate that he, and not the Nominal Proponents, is the Proponent of the Proposals.

B. *Staff and Other Legal Precedent Support that the Proposals are the Proponent's, Not the Nominal Proponents'*

The Staff previously has concurred that stockholder proposals were submitted by Mr. Chevedden instead of nominal proponents where the facts and circumstances suggested that Mr. Chevedden controlled the stockholder proposal process and that the Nominal Proponents only acted as alter egos. For example, in *TRW Inc.* (avail. Jan. 24, 2001), the Staff concurred in the exclusion under Rule 14a-8(b) of a stockholder proposal submitted by a nominal proponent on behalf of Mr. Chevedden, where Mr. Chevedden did not personally own any of the company's stock. There, according to the Staff, the facts demonstrated that (1) the nominal proponent "became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution"; (2) the nominal proponent "indicated that Mr. Chevedden drafted the proposal"; and (3) the nominal proponent "indicated that he is acting to support Mr. Chevedden and the efforts of Mr. Chevedden." The Staff concurred with exclusion under Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company. Similarly, in *PG&E Corp.* (avail. Mar. 1, 2002), the Staff concurred with the exclusion of a stockholder proposal submitted by Mr. Chevedden and co-sponsored by several nominal proponents, where Mr. Chevedden did not personally satisfy the stock ownership requirements. In that case, the nominal proponents stated that they did not know each other, one proponent indicated that Mr. Chevedden submitted the proposal without contacting him and the other said that Mr. Chevedden was "handling the matter." In addition, the font of the proposals and the fax number from which the proposals were submitted was the same as other proposals submitted by Mr. Chevedden for consideration at the same stockholders' meeting. The Staff concurred with exclusion under Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company.

Many of the facts the Staff examined in *TRW* and *PG&E* regarding Mr. Chevedden's control over the nominal proponents are similar to the facts examined where the Staff responded to requests to exclude stockholder proposals under Rule 14a-8(c) (the one proposal limit) and concluded that the facts and circumstances showed that nominal proponents were "acting on behalf of, under the control of, or as the alter ego of" the stockholder proponent. *BankAmerica Corp.* (avail. Feb. 8, 1996). *See also Weyerhaeuser Co.* (avail. Dec. 20, 1995); *First Union Real Estate (Winthrop)* (avail. Dec. 20, 1995); *Stone & Webster Inc.* (avail. Mar. 3, 1995); *Banc One Corp.* (avail Feb. 2, 1993). In this regard, the Staff (echoing the Commission's statement) has on several occasions noted, "the one proposal limitation applies in those instances where a person (or entity) attempts to avoid the one proposal limitation through maneuvers, such as having persons they control submit a proposal." *See American Power Conversion Corp.* (avail. Mar. 27, 1996); *Consolidated Freightways, Inc. (Recon.)* (avail. Feb. 23, 1994). Thus, in *First Union Real Estate (Winthrop)*, the Staff concurred with the exclusion of three proposals, stating that "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

Moreover, the Staff on numerous instances has concurred that the one proposal limitation under Rule 14a-8(c) applies when multiple proposals were submitted under the name of nominal proponents serving as the alter ego or under the control of a single proponent and the actual proponent explicitly conceded that it controlled the nominal proponents' proposals.[2] Likewise, the Staff repeatedly has permitted the exclusion of stockholder proposals in cases where a stockholder who is unfamiliar with Rule 14a-8's one proposal limit has submitted multiple

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[2] *See Banc One Corp.* (avail. Feb. 2, 1993) (proposals submitted by proponent and two nominal proponents but the proponent stated in a letter to the company that he had recruited and "arranged for other qualified shareholders to serve as proponents of three shareholder proposals which we intend to lay before the 1993 Annual Meeting."); *Occidental Petroleum* (avail. Mar. 22, 1983) (permitting exclusion under the predecessor to Rule 14a-8(c) where the proponent admitted to the company's counsel that he had written all of the proposals and solicited nominal proponents).

proposals and, upon being informed of the one proposal rule, has had family members, friends or other associates submit the same or similar proposals.[3]

However, even in the absence of an explicit acknowledgment that stockholders are serving as nominal proponents, Staff precedent indicates that a company may use circumstantial evidence to satisfy its burden of demonstrating that nominal proponents are the alter ego of a single proponent. For example:

- In *Albertson's* (avail. Mar. 11, 1994), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of two of three stockholder proposals submitted by three individuals associated with the Albertson's Stockholder's Committee ("ASC"). All three proponents had previously represented themselves to Albertson's as ASC co-chairs and were active in a labor union representing Albertson's employees. The labor union had publicly declared its intention to use the stockholder proposal process as a pressure point in labor negotiations. Moreover, the three proposals included identical cover letters and two contained similar supporting statements. The Staff concurred with the exclusion of the two proposals in which the proponents identified themselves as affiliated with ASC; the third proposal contained no such reference and was not excludable.

- In *BankAmerica* (avail. Feb. 8, 1996), the Staff concurred with exclusion of multiple proposals under the predecessor to Rule 14a-8(c) after finding that the individuals who submitted the stockholder proposals were acting on behalf of, under the control of, or as the alter ego of Aviad Visoly. Specifically, Mr. Visoly was the president of a corporation that submitted one proposal and the custodian of shares held by another. Moreover, a group of which Mr. Visoly was president endorsed the proposals, the proposals were formatted in a similar manner, and the proponents acted together in connection with a proposal submitted the prior year.

- In *TPI Enterprises, Inc.* (avail. July 15, 1987) the Staff concurred with the exclusion of multiple stockholder proposals under the predecessor to Rule 14a-8(c) where (1) a

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[3] *See, e.g., General Electric Co.* (avail. Jan. 10, 2008) (concurring with the omission of two proposals initially submitted by one proponent and, following notice of the one proposal rule, resubmitted by the proponent's two daughters, where (on behalf of the two stockholders) the initial proponent handled all of the correspondence with the Company and the Staff regarding the proposals and the initial and resubmitted proposals and supporting statements were identical in substance and format); *Staten Island Bancorp, Inc.* (avail. Feb. 27, 2002) (concurring in the exclusion under Rule 14a-8(c) of five stockholder proposals, all of which were initially submitted by one proponent, and when notified of the one proposal rule, the proponent, a daughter, close friends and neighbors resubmitted similar and in some cases identical proposals).

law firm delivered all of the proposals on the same day, (2) the individual coordinating the proposals communicated directly with the company regarding the proposals, (3) the content of the documents accompanying the proposals were identical, including the same typographical error in two proposals, (4) the subject matter of the proposals were similar to subjects at issue in a lawsuit previously brought by the coordinating stockholder, and (5) the coordinating stockholder and the nominal proponents were linked through business and family relationships.

- In *Peregrine Pharmaceuticals Inc.* (avail. July 28, 2006), the Staff concurred that the company could exclude two proposals received from a father and son, where the father served as custodian of the son's shares and the multiple proposals were all dated the same, e-mailed on the same date, contained identical addresses, were formatted the same, and were accompanied by identical transmittal letters.

- In *Occidental Petroleum* (avail. Mar. 22, 1983), the Staff concurred with exclusion under the predecessor to Rule 14a-8(c) of six proposals that had been presented at the prior year's annual meeting where, following the annual meeting, the proponent admitted to the Company's assistant general counsel that he had written all of the proposals and solicited nominal proponents.

- In *First Union Real Estate (Winthrop)* (avail. Dec. 20, 1995), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of three proposals submitted by one individual on behalf of a group of trusts where the trustee, after being informed of the one proposal rule, resubmitted the proposals, allocating one to each trust, but the trustee signed each cover letter submitting the proposals in his capacity as fiduciary. The Staff concurred that under the facts, "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

The Staff's application of the "control" standard also is well founded in principles of agency. As set forth in the Restatement of Agency:

> The relation of agency is created as the result of conduct by two parties manifesting that one of them is willing for the other to act for him subject to his control, and that the other consents so to act. The principal must in some manner indicate that the agent is to act for him, and the agent must act or agree to act on the principal's behalf and subject to his control. Agency is a legal concept which depends upon the existence of required factual elements: the manifestation by the principal that the agent shall act for him, the agent's acceptance of the undertaking and the understanding of the parties that the principal is to be in control of the undertaking. Restatement (Second) of Agency § 1 (1958).

In sum, the Staff (consistent with other legal standards) has concurred that the "nominal proponent" and "alter ego" standards are satisfied where the facts and circumstances indicate that a single proponent is effectively the driving force behind the relevant stockholder proposals or that the proponents are acting as a group. As discussed below, the Nominal Proponents have granted to Mr. Chevedden complete control over the stockholder proposal process, and the Nominal Proponents' conduct indicates that they act as his agents by agreeing to let their shares serve as the basis for him to submit the Proposals. Likewise, Mr. Chevedden so dominates all aspects of the Nominal Proponents' submission of the Proposals that the Staff should concur that Mr. Chevedden, and not the Nominal Proponents, is the Proponent of the Proposals.

C. The Facts and Circumstances Indicate that Mr. Chevedden, not the Nominal Proponents, Is the Proponent of the Proposals

The facts and circumstances surrounding the Proposals, the Nominal Proponents and Mr. Chevedden demonstrate that Mr. Chevedden employs the same tactics to attempt to evade Rule 14a-8's requirements that have been present in other precedent where proposals have been excluded under Rule 14a-8(b) and Rule 14a-8(c). In fact, numerous facts indicate that Mr. Chevedden performed (and continues to perform) all or substantially all of the work submitting and supporting the Proposals, and thus so dominates and controls the process that it is clear the Nominal Proponents serve as his alter egos.

- Some of the strongest indications of Mr. Chevedden's status as the Proponent arise from his role in the submission of the Proposals. Each of the Proposals was in fact "submitted" by Mr. Chevedden: each of the Proposals was e-mailed from the same e-mail address that is listed in Mr. Chevedden's contact information in the text of each cover letter. The Company's proxy statement states that stockholder proposals are to be sent to the Corporate Secretary of the Company, and the Nominal Proponents have not communicated with the Corporate Secretary at all with regard to the Proposals other than through Mr. Chevedden.[4]

- Significantly, each of the cover letters is generic and refers only to "this Rule 14a-8 proposal." *See* Exhibit A. Thus, there is no evidence that the Nominal Proponents are even aware of the subject matter of the Proposals that Mr. Chevedden has submitted under their names!

- But for the dates and the Nominal Proponents' names and addresses, each of the cover letters signed by the Nominal Proponents is virtually identical.[5] *See* Exhibit A.

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[4] This process contrasts with and is clearly distinguishable from the more typical situation (frequently seen with labor unions and religious organizations that are stockholders) where a proponent directly submits a proposal to the company on its own letterhead and arranges for providing proof of ownership, but appoints another person to act on its behalf in coordinating any discussions with respect to the subject matter of the proposal.

[5] The only other difference is that, in two cases, the contact information for Mr. Chevedden consists only of his facsimile number and e-mail address and not also his street address.

Each of the cover letters to the Company states, "This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company," but, as noted above, does not identify the subject matter of the proposal. Each letter also states, "This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." **These cover letters add, "[p]lease direct all future communications to John Chevedden," and they provide Mr. Chevedden's phone number and e-mail address.**

- The Proposals abound with other similarities: each bears the same proposal number followed by the proposal ("3 – [Title of Proposal]") with each in the same format (centered and bolded); each contains a section entitled "Statement of [Nominal Proponent's Name]," also in the same format (centered and bolded); all of the "Statement of [Nominal Proponent's Name]" sections conclude with the exact same language, "Please encourage our board to respond positively to this proposal"; and all of the Proposals conclude with the proposal name followed by the phrase "Yes on 3" followed by an underscore, all in the exact same format (centered and bolded). Significantly, each Proposal includes the same "Notes" section, which furnishes instructions for publication of the proposal, quotes Staff Legal Bulletin No. 14B, and cites the Sun Microsystems, Inc., no-action letter dated July 21, 2005. *See* Exhibit A.

- The supporting statements of the Proposals use similar language and citations. For example, the Special Meeting Proposal and Cumulative Voting Proposal both reference The Corporate Library as a source. In addition, both proposals cite as support the voting results of similar proposals submitted to other companies.

- Following his submission of the Proposals, Mr. Chevedden has handled all aspects of navigating the Proposals through the stockholder proposal process. Each of the cover letters indicates that Mr. Chevedden controls all aspects of the process, expressly appointing Mr. Chevedden as the Nominal Proponent's "designee to act on my behalf regarding this Rule 14a-8 proposal . . . before, during and after the forthcoming shareholder meeting" and directing that "all future communication" be directed to Mr. Chevedden. *See* Exhibit A. Further demonstrating his control over the process, Mr. Chevedden has handled all aspects of responding to correspondence from the Company regarding the Proposals. *See* Exhibit B.

The foregoing facts are similar to many of the facts that existed in the precedent cited above. As with *TPI Enterprises*, the same person has delivered all of the Proposals to the Company, and that individual has been the only person to communicate directly with the Company regarding the Proposals, the content of the documents accompanying the Proposals are identical, and (as discussed below) the subject matters of the Proposals are similar to subjects that the Proponent is advocating at other companies through the same and other nominal proponents. As with *Peregrine Pharmaceuticals* and *General Electric*, Mr. Chevedden is handling all correspondence and all work in connection with submitting the Proposals.

While we acknowledge that the facts recited above are not on all fours with any existing precedent, given that Mr. Chevedden is familiar enough with Rule 14a-8 to comply with its requirements, other facts that are present here go beyond those cited in existing precedent in demonstrating the extent to which Mr. Chevedden controls the Proposals and thus demonstrates that he is the true proponent of the Proposals. For example:

- Mr. Chevedden, not the Nominal Proponents, traditionally handles all of the correspondence with the Staff regarding proposals submitted by Nominal Proponents to the Company. Between 2003 and 2008, Mr. Chevedden wrote or emailed the Staff at least 24 times concerning proposals submitted to the Company. On multiple occasions, he failed to copy the nominal proponent, further evidence that he, not the Nominal Proponent, controls the proposal process. *See, e.g.*, *Citigroup Inc.* (avail. Feb. 12, 2008) (as proxy for William Steiner); *Citigroup Inc.* (avail. April 23, 2007) (as proxy for William Steiner); *Citigroup Inc.* (avail. March 8, 2007) (as proxy for Harold Mathis); *Citigroup Inc.* (avail. Feb. 10, 2004) (as proxy for Ray T. Chevedden). In addition, he sometimes used the first person to argue points to the Staff, further demonstrating that he is acting as the principal in pursuing these proposals.

- Additionally, identical or substantially similar versions of the Proposals have been or are being submitted to other companies by other nominal proponents, in each case with Mr. Chevedden being the common denominator among the proposals:

    - Notably, between 2004 and 2008, at least 39 other Cumulative Voting Proposals that were identical or substantially similar in language and format to the Cumulative Voting Proposal received by the Company were submitted to other companies either by Mr. Chevedden in his own name or in the name of an individual who named Mr. Chevedden as their proxy.

    - The Company received the Special Meeting Proposal from Mr. Chevedden with Kenneth Steiner serving as the nominal proponent in 2007, and with William Steiner serving as the nominal proponent in 2008 and again this year. In 2007 and 2008, 58 similar Special Meeting Proposals were submitted to other companies by Mr. Chevedden and nominal proponents for whom he typically serves as proxy. In addition, for the 2009 proxy season Mr. Chevedden and nominal proponents have submitted Special Meeting Proposals to at least 28 other companies.

    - During the 2008 proxy season, at least seven other Independent Lead Director Proposals that were identical or substantially similar in language and format to the Independent Lead Director Proposal received by the Company were submitted to other companies either by Mr. Chevedden in his own name or in the name of an individual who named Mr. Chevedden as their proxy.

- Mr. Chevedden commonly takes credit for proposals submitted by his nominal proponents. For example, in early 2006, Mr. Chevedden "said he chose forest-products producer Weyerhaeuser [to receive a shareholder proposal on supermajority voting] because of its failure to act on years of majority votes to declassify its board."[6] According to data from RiskMetrics Group, in 2006, Weyerhaeuser did not receive a stockholder proposal from Mr. Chevedden but did receive a proposal on supermajority voting from Nick Rossi who appointed Mr. Chevedden as his proxy. Substantially similar stockholder proposals were submitted to other companies that same year by Mr. Chevedden (five proposals) and numerous other individuals who typically appoint Mr. Chevedden as their proxy (Ray Chevedden, three proposals; members of the Rossi family, 14 proposals; and William Steiner, five proposals). Also, this year, RiskMetrics Group has reported that Mr. Chevedden will submit to Pfizer Inc. a proposal requesting an independent board chair, whereas we have been informed by Pfizer that the proposal actually was submitted by a nominal proponent who named Mr. Chevedden as having authority to act on his behalf.

- Mr. Chevedden is widely recognized in the press as being the principal behind the multiple proposals he submits through nominal proponents. *See* Julie Johnsson, *Discontent in air on execs' pay at Boeing,* CHICAGO TRIBUNE, May 1, 2007, at 4 ("'Obviously, we have very high CEO pay here,' said John Chevedden, a shareholder activist who introduced the <u>two</u> pay measures. He vowed to press the measures again next year.") (*emphasis added*); Craig D. Rose, *Sempra reformers get their point across,* SAN DIEGO UNION TRIBUNE, May 5, 2004, at C1 ("The <u>measures</u> were presented by John Chevedden, a long-time corporate governance activist from Redondo Beach.") (*emphasis added*); Richard Gibson, *Maytag CEO puts himself on line in proxy issues battle,* THE ASSOCIATED PRESS STATE & LOCAL WIRE, April 4, 2002, at C2 ("Last year, <u>three measures</u> the company opposed won approval from a majority of holders in proxy voting . . . . The dissident proposals were submitted by a shareholder identified as John Chevedden, the owner of 207 shares of Maytag.") (*emphasis added*).

Thus, although Mr. Chevedden has operated in a manner that reduces the likelihood of one of the Nominal Proponents expressly conceding that they serve as Mr. Chevedden's alter ego in the stockholder proposal process, such as taking complete control of all communications between nominal proponents and companies to reduce the possibility of a nominal proponent expressly confirming his or her status as such, we nevertheless believe that the facts and circumstances described above clearly indicate that the Nominal Proponents are alter egos for Mr. Chevedden, and that he, in fact, is the controlling force behind the Proposals.

---

[6] Subodh Mishra, *2006 U.S. proxy season preview*, GOVERNANCE WEEKLY, February 17, 2006.

D. For these Reasons, the Staff Should Determine that Mr. Chevedden Is the Proponent of the Proposals and Concur with their Exclusion Pursuant to Rule 14a-8(b)

The facts and circumstances surrounding the Proposals, the Nominal Proponents and Mr. Chevedden make clear that Mr. Chevedden is attempting to circumvent the ownership requirements in Rule 14a-8(b). Specifically, Mr. Chevedden's performance of substantially all of the work submitting and supporting the Proposals, the language and formatting similarities among the Proposals, and the fungible nature of stockholder proposals for which he is appointed proxy are compelling evidence that Mr. Chevedden is in control of the stockholder proposal process and the Nominal Proponents are "the alter egos of" Mr. Chevedden.

The need to examine specific facts and circumstances in applying the alter ego and control test under Rule 14a-8(b) is especially important, as applying a narrow interpretation that effectively limits the application of the rules to only a few scenarios would provide stockholders interested in evading Rule 14a-8's limitations with a roadmap on how to do so and would not further the Commission's intent to address abusive situations.[7] Although some of the circumstances that were present in precedent cited above are not present here, the cumulative evidence of the Proponent's activities with respect to the Proposals and with respect to proposals submitted to the Company, and to many other companies in the past, present a compelling case for application of Rule 14a-8(b). Thus, based on the language set forth by the Commission in Exchange Act Release No. 12999, specifically that "such tactics" and "maneuvers" could result in the granting of no-action relief concerning the omission of the proposals at issue, and on the no-action letter precedent cited above, and in order to prevent the Commission's rules from being circumvented or rendered a nullity, we believe that all of the Proposals are excludable in reliance on Rule 14a-8(b).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

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[7] Thus, the operation of Rule 14a-8(b) and Rule 14a-8(c) does not chill the ability of stockholders generally to seek assistance with the stockholder proposal process, appoint representatives to engage in discussions with companies regarding their proposals and co-sponsor proposals with other stockholders, as each of these situations are clearly distinguishable from the facts present here.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 793-7396 or Amy Goodman at Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

Shelley J. Dropkin

SJD/th
Enclosures

cc: John Chevedden
William Steiner
Kenneth Steiner
Ray T. Chevedden

EXHIBIT A

William Steiner

FISMA & OMB MEMORANDUM M-07-16

Mr. Winfried F.W. Bischoff
Chairman
Citigroup Inc. (C)
399 Park Avenue
New York, NY 10043
PH: 212-559-1000
FX: 212-793-3946

NOV. 10, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Bischoff,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB MEMORANDUM M-07-16***
FISMA & OMB MEMORANDUM M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner

10/1/08
Date

cc: Michael Helfer <helferm@citigroup.com>
Corporate Secretary
PH: 212-559-9788
F: 212-793-7600
Michael A. Ross <michael.ross@citicorp.com>

[C: Rule 14a-8 Proposal, October 16, 2008, Updated November 10, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

This proposal topic also won from 55% to 69%-support at the following companies (based on 2008 yes and no votes):

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

It is important for Citigroup to enable shareholders to call a special meeting because our board is composed of too many overextended directors. According to The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, Board composition at Citigroup represented a concern for shareholders due to the high concentration of active CEOs on the board.

Four of our directors were active CEOs at other public companies (Alain Belda of Alcoa, George David of United Technologies, Anne Mulcahy of Xerox and Andrew Liveris of Dow Chemical). This raised concern about the ability of these individuals to dedicate enough time to properly supervise the affairs of Citigroup.

In addition, two directors were potentially conflicted outside-related directors (Roberto Hernandez Ramirez and Sir Winfried F.W. Bischoff - Chairman of our Board). Mr. Hernandez Ramirez was non-executive chairman of our company's Mexico subsidiary (Banco Nacional de Mexico) and received $2.6M in security services from Citigroup in 2007. Meanwhile, Mr. Bischoff was our acting Chief Executive Officer from November 2007 to December 2007. This raised concerns about our board's ability to remain an independent and effective counter balance to management.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
William Steiner, ***FISMA & OMB MEMORANDUM M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

December 19, 2008

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposals of John Chevedden*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Citigroup Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") three stockholder proposals (collectively, the "Proposals") and statements in support thereof submitted by John Chevedden (the "Proponent"). The Proposals described below were transmitted to the Company under the names of the following nominal proponents:

- a proposal titled "Special Shareowner Meetings" purportedly submitted in the name of William Steiner (the "Special Meeting Proposal");
- a proposal titled "Independent Lead Director" purportedly submitted in the name of Ray T. Chevedden (the "Independent Lead Director Proposal"); and
- a proposal titled "Cumulative Voting" purportedly submitted in the name of Kenneth Steiner (the "Cumulative Voting Proposal").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposals may properly be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) because Messrs. R. Chevedden, W. Steiner and K. Steiner (collectively, the "Nominal Proponents") are nominal proponents for John Chevedden, whom the Company believes is not a stockholder of the Company.

We also believe that the Special Meeting Proposal, the Independent Lead Director Proposal and the Cumulative Voting Proposal are excludable for the reasons addressed in separate no-action requests submitted concurrently herewith. Copies of the Proposals and the Proponent's cover letters submitting each Proposal are attached hereto as Exhibit A, and copies of other correspondence with the Proponent regarding the Proposals are attached hereto as Exhibit B. The Company has not received any correspondence relating to the Proposals directly from the Nominal Proponents.

ANALYSIS

The Proposals May Be Excluded under Rule 14a-8(b) Because Mr. Chevedden, and not the Nominal Proponents, Submitted the Proposals

The Proposals may be excluded from the 2009 Proxy Materials because the facts and circumstances demonstrate that Mr. Chevedden is, in fact, the proponent of the Proposals and the Nominal Proponents are his alter egos. Thus, the Proposals may be excluded pursuant to Rule 14a-8(b), which states, "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." Mr. Chevedden has never demonstrated that he personally owns any of the Company's shares and thus is seeking to interject his proposals into the Company's 2009 Proxy Materials without personally having any stake or investment in the Company, contrary to the objectives and intent of the ownership requirements of Rule 14a-8.

The history of Rule 14a-8 indicates that the Commission was well aware of the potential for abuse of the Rule, and the Commission indicated on several occasions that it would not tolerate such conduct. Consistent with the history of the Rule, the Staff has on many occasions concurred that proposals could be excluded when facts and circumstances indicate that a single proponent was acting through nominal proponents. Mr. Chevedden is well known in the stockholder proposal community. Although he apparently personally owns stock in a few corporations, through a group of nominal proponents he submitted more than 125 stockholder proposals to more than 85 corporations in 2008 alone.[1] In thus circumventing the ownership requirement in Rule 14a-8(b), Mr. Chevedden has a singular distinction; we are unaware of any other proponent who operates in such a manner, or on so widespread a basis, in disregarding the Commission's stockholder proposal rules. Thus, as discussed below, in light of the facts and circumstances surrounding the Proposals and Mr. Chevedden's methods, to address Mr. Chevedden's persistent and continuing abuse of Rule 14a-8, we request that the Staff concur in our view that the Company may exclude the Proposals submitted by Mr. Chevedden on behalf of the Nominal Proponents pursuant to Rule 14a-8(b).

A. Abuse of the Commission's Stockholder Proposal Rules

The Commission amended Rule 14a-8 in 1983 to require that proponents using the Rule have a minimum investment in and satisfy a minimum holding period with respect to the company's shares in order to avoid abuse of the stockholder proposal rule and ensure that proponents have a stake "in the common interests of the issuer's security holders generally." Exchange Act Release No. 4385 (Nov. 5, 1948). The Commission explicitly acknowledged the potential for abuse in the stockholder proposal process:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or holding period as a condition to eligibility under Rule 14a-8. Many of these commentators expressed the view that abuse of a security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured stake or investment in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed. Exchange Act Release No. 20091 (Aug. 16, 1983).

The Commission's concerns about abuse of Rule 14a-8 also are evident in its statements regarding Rule 14a-8(c), which provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." When the Commission first adopted a limit on the number of proposals that a stockholder would be permitted to submit under Rule 14a-8 more than 30 years ago, it stated that it was acting in response to the concern that some "proponents . . . [exceed] the bounds of reasonableness . . . by submitting excessive numbers of proposals." Exchange Act Release No. 12999 (Nov. 22, 1976). It further stated that

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[1] Based on data provided by RiskMetrics Group as of December 6, 2008. Moreover, Mr. Chevedden and certain stockholders under whose names he frequently submits proposals (the Proponent, the Rossi Family, the Steiner family and the Gilbert family) accounted for at least 533 out of the 3,476 stockholder proposals submitted between 1997 and 2006. *See* Michael Viehs and Robin Braun, *Shareholder Activism in the United States—Developments over 1997-2006—What are the Determinants of Voting Outcomes*, August 15, 2008.

"[s]uch practices are inappropriate under Rule 14a-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents . . . ." *Id.* Thus, the Commission adopted a two proposal limitation (subsequently amended to be a one proposal limitation) but warned of the "possibility that some proponents may attempt to evade the [Rule's] limitations through various maneuvers . . . ." *Id.* The Commission went on to warn that "such tactics" could result in the granting of no-action requests permitting exclusion of the multiple proposals.

These requirements also recognize and are intended to reduce the costs to companies and to the Staff of Rule 14a-8 proposals. Subsequently, in adopting the one proposal limitation, it stated, "The Commission believes that this change is one way to reduce issuer costs and to improve the readability of proxy statements without substantially limiting the ability of proponents to bring important issues to the shareholder body at large." Exchange Act Release No. 20091 (Aug. 16, 1983). While the Company does not seek to exclude the Proposals under Rule 14a-8(c), we believe that these concerns about abuse of the stockholder proposal rule are present here as well.

The potential for abuse that the Commission was concerned about, as reflected in the Commission releases quoted above, has in fact been realized by Mr. Chevedden's pattern over recent years of annually submitting multiple stockholder proposals to the Company, ostensibly as the representative for the Nominal Proponents or, at times, other Company stockholders. However, as discussed below, Mr. Chevedden is the architect and author of the Proposals and has no "stake or investment" in the Company. Moreover, the facts and circumstances regarding the Proposals indicate that he, and not the Nominal Proponents, is the Proponent of the Proposals.

B. *Staff and Other Legal Precedent Support that the Proposals are the Proponent's, Not the Nominal Proponents'*

The Staff previously has concurred that stockholder proposals were submitted by Mr. Chevedden instead of nominal proponents where the facts and circumstances suggested that Mr. Chevedden controlled the stockholder proposal process and that the Nominal Proponents only acted as alter egos. For example, in *TRW Inc.* (avail. Jan. 24, 2001), the Staff concurred in the exclusion under Rule 14a-8(b) of a stockholder proposal submitted by a nominal proponent on behalf of Mr. Chevedden, where Mr. Chevedden did not personally own any of the company's stock. There, according to the Staff, the facts demonstrated that (1) the nominal proponent "became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution"; (2) the nominal proponent "indicated that Mr. Chevedden drafted the proposal"; and (3) the nominal proponent "indicated that he is acting to support Mr. Chevedden and the efforts of Mr. Chevedden." The Staff concurred with exclusion under Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company. Similarly, in *PG&E Corp.* (avail. Mar. 1, 2002), the Staff concurred with the exclusion of a stockholder proposal submitted by Mr. Chevedden and co-sponsored by several nominal proponents, where Mr. Chevedden did not personally satisfy the stock ownership requirements. In that case, the nominal proponents stated that they did not know each other, one proponent indicated that Mr. Chevedden submitted the proposal without contacting him and the other said that Mr. Chevedden was "handling the matter." In addition, the font of the proposals and the fax number from which the proposals were submitted was the same as other proposals submitted by Mr. Chevedden for consideration at the same stockholders' meeting. The Staff concurred with exclusion under Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company.

Many of the facts the Staff examined in *TRW* and *PG&E* regarding Mr. Chevedden's control over the nominal proponents are similar to the facts examined where the Staff responded to requests to exclude stockholder proposals under Rule 14a-8(c) (the one proposal limit) and concluded that the facts and circumstances showed that nominal proponents were "acting on behalf of, under the control of, or as the alter ego of" the stockholder proponent. *BankAmerica Corp.* (avail. Feb. 8, 1996). *See also Weyerhaeuser Co.* (avail. Dec. 20, 1995); *First Union Real Estate (Winthrop)* (avail. Dec. 20, 1995); *Stone & Webster Inc.* (avail. Mar. 3, 1995); *Banc One Corp.* (avail Feb. 2, 1993). In this regard, the Staff (echoing the Commission's statement) has on several occasions noted, "the one proposal limitation applies in those instances where a person (or entity) attempts to avoid the one proposal limitation through maneuvers, such as having persons they control submit a proposal." *See American Power Conversion Corp.* (avail. Mar. 27, 1996); *Consolidated Freightways, Inc. (Recon.)* (avail. Feb. 23, 1994). Thus, in *First Union Real Estate (Winthrop)*, the Staff concurred with the exclusion of three proposals, stating that "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

Moreover, the Staff on numerous instances has concurred that the one proposal limitation under Rule 14a-8(c) applies when multiple proposals were submitted under the name of nominal proponents serving as the alter ego or under the control of a single proponent and the actual proponent explicitly conceded that it controlled the nominal proponents' proposals.[2] Likewise, the Staff repeatedly has permitted the exclusion of stockholder proposals in cases where a stockholder who is unfamiliar with Rule 14a-8's one proposal limit has submitted multiple

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2 *See Banc One Corp.* (avail. Feb. 2, 1993) (proposals submitted by proponent and two nominal proponents but the proponent stated in a letter to the company that he had recruited and "arranged for other qualified shareholders to serve as proponents of three shareholder proposals which we intend to lay before the 1993 Annual Meeting."); *Occidental Petroleum* (avail. Mar. 22, 1983) (permitting exclusion under the predecessor to Rule 14a-8(c) where the proponent admitted to the company's counsel that he had written all of the proposals and solicited nominal proponents).

proposals and, upon being informed of the one proposal rule, has had family members, friends or other associates submit the same or similar proposals.[3]

However, even in the absence of an explicit acknowledgment that stockholders are serving as nominal proponents, Staff precedent indicates that a company may use circumstantial evidence to satisfy its burden of demonstrating that nominal proponents are the alter ego of a single proponent. For example:

- In *Albertson's* (avail. Mar. 11, 1994), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of two of three stockholder proposals submitted by three individuals associated with the Albertson's Stockholder's Committee ("ASC"). All three proponents had previously represented themselves to Albertson's as ASC co-chairs and were active in a labor union representing Albertson's employees. The labor union had publicly declared its intention to use the stockholder proposal process as a pressure point in labor negotiations. Moreover, the three proposals included identical cover letters and two contained similar supporting statements. The Staff concurred with the exclusion of the two proposals in which the proponents identified themselves as affiliated with ASC; the third proposal contained no such reference and was not excludable.

- In *BankAmerica* (avail. Feb. 8, 1996), the Staff concurred with exclusion of multiple proposals under the predecessor to Rule 14a-8(c) after finding that the individuals who submitted the stockholder proposals were acting on behalf of, under the control of, or as the alter ego of Aviad Visoly. Specifically, Mr. Visoly was the president of a corporation that submitted one proposal and the custodian of shares held by another. Moreover, a group of which Mr. Visoly was president endorsed the proposals, the proposals were formatted in a similar manner, and the proponents acted together in connection with a proposal submitted the prior year.

- In *TPI Enterprises, Inc.* (avail. July 15, 1987) the Staff concurred with the exclusion of multiple stockholder proposals under the predecessor to Rule 14a-8(c) where (1) a

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[3] *See, e.g., General Electric Co.* (avail. Jan. 10, 2008) (concurring with the omission of two proposals initially submitted by one proponent and, following notice of the one proposal rule, resubmitted by the proponent's two daughters, where (on behalf of the two stockholders) the initial proponent handled all of the correspondence with the Company and the Staff regarding the proposals and the initial and resubmitted proposals and supporting statements were identical in substance and format); *Staten Island Bancorp, Inc.* (avail. Feb. 27, 2002) (concurring in the exclusion under Rule 14a-8(c) of five stockholder proposals, all of which were initially submitted by one proponent, and when notified of the one proposal rule, the proponent, a daughter, close friends and neighbors resubmitted similar and in some cases identical proposals).

law firm delivered all of the proposals on the same day, (2) the individual coordinating the proposals communicated directly with the company regarding the proposals, (3) the content of the documents accompanying the proposals were identical, including the same typographical error in two proposals, (4) the subject matter of the proposals were similar to subjects at issue in a lawsuit previously brought by the coordinating stockholder, and (5) the coordinating stockholder and the nominal proponents were linked through business and family relationships.

- In *Peregrine Pharmaceuticals Inc.* (avail. July 28, 2006), the Staff concurred that the company could exclude two proposals received from a father and son, where the father served as custodian of the son's shares and the multiple proposals were all dated the same, e-mailed on the same date, contained identical addresses, were formatted the same, and were accompanied by identical transmittal letters.

- In *Occidental Petroleum* (avail. Mar. 22, 1983), the Staff concurred with exclusion under the predecessor to Rule 14a-8(c) of six proposals that had been presented at the prior year's annual meeting where, following the annual meeting, the proponent admitted to the Company's assistant general counsel that he had written all of the proposals and solicited nominal proponents.

- In *First Union Real Estate (Winthrop)* (avail. Dec. 20, 1995), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of three proposals submitted by one individual on behalf of a group of trusts where the trustee, after being informed of the one proposal rule, resubmitted the proposals, allocating one to each trust, but the trustee signed each cover letter submitting the proposals in his capacity as fiduciary. The Staff concurred that under the facts, "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

The Staff's application of the "control" standard also is well founded in principles of agency. As set forth in the Restatement of Agency:

> The relation of agency is created as the result of conduct by two parties manifesting that one of them is willing for the other to act for him subject to his control, and that the other consents so to act. The principal must in some manner indicate that the agent is to act for him, and the agent must act or agree to act on the principal's behalf and subject to his control. Agency is a legal concept which depends upon the existence of required factual elements: the manifestation by the principal that the agent shall act for him, the agent's acceptance of the undertaking and the understanding of the parties that the principal is to be in control of the undertaking. Restatement (Second) of Agency § 1 (1958).

In sum, the Staff (consistent with other legal standards) has concurred that the "nominal proponent" and "alter ego" standards are satisfied where the facts and circumstances indicate that a single proponent is effectively the driving force behind the relevant stockholder proposals or that the proponents are acting as a group. As discussed below, the Nominal Proponents have granted to Mr. Chevedden complete control over the stockholder proposal process, and the Nominal Proponents' conduct indicates that they act as his agents by agreeing to let their shares serve as the basis for him to submit the Proposals. Likewise, Mr. Chevedden so dominates all aspects of the Nominal Proponents' submission of the Proposals that the Staff should concur that Mr. Chevedden, and not the Nominal Proponents, is the Proponent of the Proposals.

C. The Facts and Circumstances Indicate that Mr. Chevedden, not the Nominal Proponents, Is the Proponent of the Proposals

The facts and circumstances surrounding the Proposals, the Nominal Proponents and Mr. Chevedden demonstrate that Mr. Chevedden employs the same tactics to attempt to evade Rule 14a-8's requirements that have been present in other precedent where proposals have been excluded under Rule 14a-8(b) and Rule 14a-8(c). In fact, numerous facts indicate that Mr. Chevedden performed (and continues to perform) all or substantially all of the work submitting and supporting the Proposals, and thus so dominates and controls the process that it is clear the Nominal Proponents serve as his alter egos.

- Some of the strongest indications of Mr. Chevedden's status as the Proponent arise from his role in the submission of the Proposals. Each of the Proposals was in fact "submitted" by Mr. Chevedden: each of the Proposals was e-mailed from the same e-mail address that is listed in Mr. Chevedden's contact information in the text of each cover letter. The Company's proxy statement states that stockholder proposals are to be sent to the Corporate Secretary of the Company, and the Nominal Proponents have not communicated with the Corporate Secretary at all with regard to the Proposals other than through Mr. Chevedden.[4]

- Significantly, each of the cover letters is generic and refers only to "this Rule 14a-8 proposal." *See* Exhibit A. Thus, there is no evidence that the Nominal Proponents are even aware of the subject matter of the Proposals that Mr. Chevedden has submitted under their names!

- But for the dates and the Nominal Proponents' names and addresses, each of the cover letters signed by the Nominal Proponents is virtually identical.[5] *See* Exhibit A.

---

[4] This process contrasts with and is clearly distinguishable from the more typical situation (frequently seen with labor unions and religious organizations that are stockholders) where a proponent directly submits a proposal to the company on its own letterhead and arranges for providing proof of ownership, but appoints another person to act on its behalf in coordinating any discussions with respect to the subject matter of the proposal.

[5] The only other difference is that, in two cases, the contact information for Mr. Chevedden consists only of his facsimile number and e-mail address and not also his street address.

Each of the cover letters to the Company states, "This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company," but, as noted above, does not identify the subject matter of the proposal. Each letter also states, "This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." **These cover letters add, "[p]lease direct all future communications to John Chevedden," and they provide Mr. Chevedden's phone number and e-mail address.**

- The Proposals abound with other similarities: each bears the same proposal number followed by the proposal ("3 – [Title of Proposal]") with each in the same format (centered and bolded); each contains a section entitled "Statement of [Nominal Proponent's Name]," also in the same format (centered and bolded); all of the "Statement of [Nominal Proponent's Name]" sections conclude with the exact same language, "Please encourage our board to respond positively to this proposal"; and all of the Proposals conclude with the proposal name followed by the phrase "Yes on 3" followed by an underscore, all in the exact same format (centered and bolded). Significantly, each Proposal includes the same "Notes" section, which furnishes instructions for publication of the proposal, quotes Staff Legal Bulletin No. 14B, and cites the Sun Microsystems, Inc., no-action letter dated July 21, 2005. *See* Exhibit A.

- The supporting statements of the Proposals use similar language and citations. For example, the Special Meeting Proposal and Cumulative Voting Proposal both reference The Corporate Library as a source. In addition, both proposals cite as support the voting results of similar proposals submitted to other companies.

- Following his submission of the Proposals, Mr. Chevedden has handled all aspects of navigating the Proposals through the stockholder proposal process. Each of the cover letters indicates that Mr. Chevedden controls all aspects of the process, expressly appointing Mr. Chevedden as the Nominal Proponent's "designee to act on my behalf regarding this Rule 14a-8 proposal . . . before, during and after the forthcoming shareholder meeting" and directing that "all future communication" be directed to Mr. Chevedden. *See* Exhibit A. Further demonstrating his control over the process, Mr. Chevedden has handled all aspects of responding to correspondence from the Company regarding the Proposals. *See* Exhibit B.

The foregoing facts are similar to many of the facts that existed in the precedent cited above. As with *TPI Enterprises*, the same person has delivered all of the Proposals to the Company, and that individual has been the only person to communicate directly with the Company regarding the Proposals, the content of the documents accompanying the Proposals are identical, and (as discussed below) the subject matters of the Proposals are similar to subjects that the Proponent is advocating at other companies through the same and other nominal proponents. As with *Peregrine Pharmaceuticals* and *General Electric*, Mr. Chevedden is handling all correspondence and all work in connection with submitting the Proposals.

While we acknowledge that the facts recited above are not on all fours with any existing precedent, given that Mr. Chevedden is familiar enough with Rule 14a-8 to comply with its requirements, other facts that are present here go beyond those cited in existing precedent in demonstrating the extent to which Mr. Chevedden controls the Proposals and thus demonstrates that he is the true proponent of the Proposals. For example:

- Mr. Chevedden, not the Nominal Proponents, traditionally handles all of the correspondence with the Staff regarding proposals submitted by Nominal Proponents to the Company. Between 2003 and 2008, Mr. Chevedden wrote or emailed the Staff at least 24 times concerning proposals submitted to the Company. On multiple occasions, he failed to copy the nominal proponent, further evidence that he, not the Nominal Proponent, controls the proposal process. *See, e.g., Citigroup Inc.* (avail. Feb. 12, 2008) (as proxy for William Steiner); *Citigroup Inc.* (avail. April 23, 2007) (as proxy for William Steiner); *Citigroup Inc.* (avail. March 8, 2007) (as proxy for Harold Mathis); *Citigroup Inc.* (avail. Feb. 10, 2004) (as proxy for Ray T. Chevedden). In addition, he sometimes used the first person to argue points to the Staff, further demonstrating that he is acting as the principal in pursuing these proposals.

- Additionally, identical or substantially similar versions of the Proposals have been or are being submitted to other companies by other nominal proponents, in each case with Mr. Chevedden being the common denominator among the proposals:

    - Notably, between 2004 and 2008, at least 39 other Cumulative Voting Proposals that were identical or substantially similar in language and format to the Cumulative Voting Proposal received by the Company were submitted to other companies either by Mr. Chevedden in his own name or in the name of an individual who named Mr. Chevedden as their proxy.

    - The Company received the Special Meeting Proposal from Mr. Chevedden with Kenneth Steiner serving as the nominal proponent in 2007, and with William Steiner serving as the nominal proponent in 2008 and again this year. In 2007 and 2008, 58 similar Special Meeting Proposals were submitted to other companies by Mr. Chevedden and nominal proponents for whom he typically serves as proxy. In addition, for the 2009 proxy season Mr. Chevedden and nominal proponents have submitted Special Meeting Proposals to at least 28 other companies.

    - During the 2008 proxy season, at least seven other Independent Lead Director Proposals that were identical or substantially similar in language and format to the Independent Lead Director Proposal received by the Company were submitted to other companies either by Mr. Chevedden in his own name or in the name of an individual who named Mr. Chevedden as their proxy.

- Mr. Chevedden commonly takes credit for proposals submitted by his nominal proponents. For example, in early 2006, Mr. Chevedden "said he chose forest-products producer Weyerhaeuser [to receive a shareholder proposal on supermajority voting] because of its failure to act on years of majority votes to declassify its board."[6] According to data from RiskMetrics Group, in 2006, Weyerhaeuser did not receive a stockholder proposal from Mr. Chevedden but did receive a proposal on supermajority voting from Nick Rossi who appointed Mr. Chevedden as his proxy. Substantially similar stockholder proposals were submitted to other companies that same year by Mr. Chevedden (five proposals) and numerous other individuals who typically appoint Mr. Chevedden as their proxy (Ray Chevedden, three proposals; members of the Rossi family, 14 proposals; and William Steiner, five proposals). Also, this year, RiskMetrics Group has reported that Mr. Chevedden will submit to Pfizer Inc. a proposal requesting an independent board chair, whereas we have been informed by Pfizer that the proposal actually was submitted by a nominal proponent who named Mr. Chevedden as having authority to act on his behalf.

- Mr. Chevedden is widely recognized in the press as being the principal behind the multiple proposals he submits through nominal proponents. *See* Julie Johnsson, *Discontent in air on execs' pay at Boeing,* CHICAGO TRIBUNE, May 1, 2007, at 4 ("'Obviously, we have very high CEO pay here,' said John Chevedden, a shareholder activist who introduced the two pay measures. He vowed to press the measures again next year.") (*emphasis added*); Craig D. Rose, *Sempra reformers get their point across,* SAN DIEGO UNION TRIBUNE, May 5, 2004, at C1 ("The measures were presented by John Chevedden, a long-time corporate governance activist from Redondo Beach.") (*emphasis added*); Richard Gibson, *Maytag CEO puts himself on line in proxy issues battle,* THE ASSOCIATED PRESS STATE & LOCAL WIRE, April 4, 2002, at C2 ("Last year, three measures the company opposed won approval from a majority of holders in proxy voting . . . . The dissident proposals were submitted by a shareholder identified as John Chevedden, the owner of 207 shares of Maytag.") (*emphasis added*).

Thus, although Mr. Chevedden has operated in a manner that reduces the likelihood of one of the Nominal Proponents expressly conceding that they serve as Mr. Chevedden's alter ego in the stockholder proposal process, such as taking complete control of all communications between nominal proponents and companies to reduce the possibility of a nominal proponent expressly confirming his or her status as such, we nevertheless believe that the facts and circumstances described above clearly indicate that the Nominal Proponents are alter egos for Mr. Chevedden, and that he, in fact, is the controlling force behind the Proposals.

---

[6] Subodh Mishra, *2006 U.S. proxy season preview*, GOVERNANCE WEEKLY, February 17, 2006.

D. *For these Reasons, the Staff Should Determine that Mr. Chevedden Is the Proponent of the Proposals and Concur with their Exclusion Pursuant to Rule 14a-8(b)*

The facts and circumstances surrounding the Proposals, the Nominal Proponents and Mr. Chevedden make clear that Mr. Chevedden is attempting to circumvent the ownership requirements in Rule 14a-8(b). Specifically, Mr. Chevedden's performance of substantially all of the work submitting and supporting the Proposals, the language and formatting similarities among the Proposals, and the fungible nature of stockholder proposals for which he is appointed proxy are compelling evidence that Mr. Chevedden is in control of the stockholder proposal process and the Nominal Proponents are "the alter egos of" Mr. Chevedden.

The need to examine specific facts and circumstances in applying the alter ego and control test under Rule 14a-8(b) is especially important, as applying a narrow interpretation that effectively limits the application of the rules to only a few scenarios would provide stockholders interested in evading Rule 14a-8's limitations with a roadmap on how to do so and would not further the Commission's intent to address abusive situations.[7] Although some of the circumstances that were present in precedent cited above are not present here, the cumulative evidence of the Proponent's activities with respect to the Proposals and with respect to proposals submitted to the Company, and to many other companies in the past, present a compelling case for application of Rule 14a-8(b). Thus, based on the language set forth by the Commission in Exchange Act Release No. 12999, specifically that "such tactics" and "maneuvers" could result in the granting of no-action relief concerning the omission of the proposals at issue, and on the no-action letter precedent cited above, and in order to prevent the Commission's rules from being circumvented or rendered a nullity, we believe that all of the Proposals are excludable in reliance on Rule 14a-8(b).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

---

[7] Thus, the operation of Rule 14a-8(b) and Rule 14a-8(c) does not chill the ability of stockholders generally to seek assistance with the stockholder proposal process, appoint representatives to engage in discussions with companies regarding their proposals and co-sponsor proposals with other stockholders, as each of these situations are clearly distinguishable from the facts present here.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 793-7396 or Amy Goodman at Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

Shelley J. Dropkin

SJD/th
Enclosures

cc: John Chevedden
William Steiner
Kenneth Steiner
Ray T. Chevedden

EXHIBIT A

William Steiner

FISMA & OMB MEMORANDUM M-07-16

Mr. Winfried F.W. Bischoff
Chairman
Citigroup Inc. (C)
399 Park Avenue
New York, NY 10043
PH: 212-559-1000
FX: 212-793-3946

NOV. 10, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Bischoff,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB MEMORANDUM M-07-16***
FISMA & OMB MEMORANDUM M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner — 10/1/08
William Steiner — Date

cc: Michael Helfer <helferm@citigroup.com>
Corporate Secretary
PH: 212-559-9788
F: 212-793-7600
Michael A. Ross <michael.ross@citicorp.com>

[C: Rule 14a-8 Proposal, October 16, 2008, Updated November 10, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

This proposal topic also won from 55% to 69%-support at the following companies (based on 2008 yes and no votes):

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

It is important for Citigroup to enable shareholders to call a special meeting because our board is composed of too many overextended directors. According to The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, Board composition at Citigroup represented a concern for shareholders due to the high concentration of active CEOs on the board.

Four of our directors were active CEOs at other public companies (Alain Belda of Alcoa, George David of United Technologies, Anne Mulcahy of Xerox and Andrew Liveris of Dow Chemical). This raised concern about the ability of these individuals to dedicate enough time to properly supervise the affairs of Citigroup.

In addition, two directors were potentially conflicted outside-related directors (Roberto Hernandez Ramirez and Sir Winfried F.W. Bischoff - Chairman of our Board). Mr. Hernandez Ramirez was non-executive chairman of our company's Mexico subsidiary (Banco Nacional de Mexico) and received $2.6M in security services from Citigroup in 2007. Meanwhile, Mr. Bischoff was our acting Chief Executive Officer from November 2007 to December 2007. This raised concerns about our board's ability to remain an independent and effective counter balance to management.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
William Steiner, ***FISMA & OMB MEMORANDUM M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

RECEIVED

William Steiner

OCT 1 0 2008

FISMA & OMB MEMORANDUM M-07-16

SHELLEY DROPKIN

Mr. Winfried F.W. Bischoff
Chairman
Citigroup Inc. (C)
399 Park Avenue
New York, NY 10043
PH: 212-559-1000
FX: 212-793-3946

Rule 14a-8 Proposal

Dear Mr. Bischoff,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB MEMORANDUM M-07-16***
FISMA & OMB MEMORANDUM M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner　　　10/1/08
William Steiner　　　Date

cc: Michael Helfer <helferm@citigroup.com>
Corporate Secretary
PH: 212-559-9788
F: 212-793-7600
Michael A. Ross <michael.ross@citicorp.com>

[C: Rule 14a-8 Proposal, October 16, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings to consider any topic that the board or management could call for such a special meeting (to the fullest extent permitted by state law). This includes that there are no exclusion or exception conditions, to the fullest extent permitted by state law, applying only to shareowners.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

It important for Citigroup to enable shareholders to call a special meeting because our board is composed of too many overextended directors. According to The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, Board composition at Citigroup represents a concern for shareholders due to the high concentration of active CEOs on the board.

Four of our directors are active CEOs at other public companies (Alain Belda of Alcoa, George David of United Technologies, Anne Mulcahy of Xerox and Andrew Liveris of Dow Chemical). This raises concern about the ability of these individuals to dedicate enough time to properly supervise the affairs of Citigroup.

In addition, two directors are potentially conflicted outside-related directors (Roberto Hernandez Ramirez and Sir Winfried F.W. Bischoff - Chairman of the Board). Mr. Hernandez Ramirez is non-executive chairman of the company's Mexico subsidiary (Banco Nacional de Mexico) and received $2.6M in security services from Citigroup in 2007. Meanwhile, Mr. Bischoff was acting Chief Executive Officer from November 2007 to December 2007. This raises concerns about the board's ability to remain an independent and effective counter balance to management.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
William Steiner, ***FISMA & OMB MEMORANDUM M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

Ray T. Chevedden

FISMA & OMB MEMORANDUM M-07-16

Mr. Winfried F.W. Bischoff
Chairman
Citigroup Inc. (C)
399 Park Avenue
New York, NY 10043
PH: 212-559-1000

Rule 14a-8 Proposal

Dear Mr. Bischoff,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB MEMORANDUM M-07-16***
FISMA & OMB MEMORANDUM M-07-16
FISMA & OMB MEMORANDUM M-07-16
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 10-19-08
Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Michael Helfer <helferm@citigroup.com>
Corporate Secretary
PH: 212-559-9788
FX: 212-793-7600

[C: Rule 14a-8 Proposal, October 21, 2008]

3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of Ray T. Chevedden

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

An Independent Lead Director should be selected primarily based on his qualifications as a Lead Director, and not simply default to the Director who has another designation on our Board. Additionally an Independent Lead Director should not be rotated out of this position each year just as he or she is gaining valuable Lead Director experience.

Please encourage our board to respond positively to this proposal and establish a Lead Director position in our bylaws to protect shareholders' interests when we do not have an independent Chairman:

Independent Lead Director –
Yes on 3

Notes:
Ray T. Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Kenneth Steiner

FISMA & OMB MEMORANDUM M-07-16

Mr. Winfried F.W. Bischoff
Chairman
Citigroup Inc. (C)
399 Park Avenue
New York, NY 10043
PH: 212-559-1000
FX: 212-793-3946

Rule 14a-8 Proposal

Dear Mr. Bischoff,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB MEMORANDUM M-07-16***
FISMA & OMB MEMORANDUM M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner   10-9-08
Date

cc: Michael Helfer <helferm@citigroup.com>
Corporate Secretary
PH: 212-559-9788
F: 212-793-7600
Michael A. Ross <michael.ross@citicorp.com>

[C: Rule 14a-8 Proposal, October 21, 2008]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of Kenneth Steiner

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and 2008. The Council of Institutional Investors www.cii.org recommended adoption of this proposal topic. CalPERS also recommend a yes-vote for proposals on this topic. Nonetheless our directors made sure that we could not vote on this established topic at our 2008 annual meeting. Reference: *Citigroup Inc* (February 22. 2008) no action letter available through SECnet http://secnet.cch.com.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

The merits of this Cumulative Voting proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent research firm rated our company:
  - "D" in Overall Board Effectiveness.
  - "High Governance Risk Assessment"
  - "Very High Concern" in executive pay.
- Three directors held 4 director seats each – Over-extension concern:
  - Winfried Bischoff
  - Anne Mulcahy
  - Robert Ryan
- Three directors had 19 to 38 years tenure each – Independence concern:
  - Michael Armstrong
  - Kenneth Derr
  - Franklin Thomas

- Our executive pay committee was 67% composed of "Problem Directors" according to TCL. These are the reasons for the "Problem Director" designation:
  - Richard Parsons chaired the Citigroup executive pay committee, a committee with a track record of overpaying.
  - Kenneth Derr due to his directorship concerning the Calpine Corporation bankruptcy.
- Messrs. Parsons and Derr also served on our key nomination committee.

• Our following directors were designated "Accelerated Vesting" directors by TCL. This was due to a director's involvement with a board that accelerated stock option vesting in order to avoid recognizing the related expense:

Michael Armstrong
Alain Belda
Anne Mulcahy
Judith Rodin
Franklin Thomas

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
Kenneth Steiner, ***FISMA & OMB MEMORANDUM M-07-16*** 11021 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT B

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

VIA UPS

October 27, 2008

Mr. William Steiner

FISMA & OMB MEMORANDUM M-07-16

Dear Mr. Steiner:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2009.

Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or broker) that you have held Citigroup stock continuously for at least one year as of the date you submitted your proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

CC: Mr. John Chevedden (via E-mail and UPS)

FISMA & OMB MEMORANDUM M-07-16

DJF
DISCOUNT BROKERS

Date: 30 October 2008

To whom it may concern:

As introducing broker for the account of William Steiner, account number ________________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 5850 shares of Citigroup Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 11/10/04, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-30-07 # of pages ▶
To Shelly Dropkin	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB MEMORANDUM M-07-16***
Fax # 212-793-7600	Fax #

WS

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

VIA UPS

October 27, 2008

Ray T. Chevedden and Veronica G. Chevedden Family Trust

FISMA & OMB MEMORANDUM M-07-16

Dear Mr. and Mrs. Chevedden:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup's stockholders at the Annual Meeting in April 2009.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

CC: Mr. John Chevedden (via E-mail and UPS)

FISMA & OMB MEMORANDUM M-07-16

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

VIA UPS

October 27, 2008

Mr. Kenneth Steiner

FISMA & OMB MEMORANDUM M-07-16

Dear Mr. Steiner:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2009.

Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or broker) that you have held Citigroup stock continuously for at least one year as of the date you submitted your proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

CC: Mr. John Chevedden (via E-mail and UPS)

FISMA & OMB MEMORANDUM M-07-16

DJF

DISCOUNT BROKERS

Date: 30 OCTOBER 2008

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number __________ ________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1544 shares of Citigroup Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 9/19/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-30-08 # of pages ▸
To Shelley Oropkin	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB MEMORANDUM M-07-16***
Fax # 212-793-7600	Fax #

Boushay, Jean M [CCC-LEGAL]

From: Boushay, Jean M [CCC-LEGAL] on behalf of Dropkin, Shelley J [CCC-LEGAL]
Sent: Wednesday, November 12, 2008 6:05 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: Letter attached

Attachments: Scan001.PDF

Scan001.PDF (25 KB)

Mr. Chevedden
Attached is a letter from Shelley Dropkin, General Counsel, Corporate Governance, Citigroup Inc.. I have sent the original out by UPS which you will receive tomorrow, Thursday, November 13th.

Regards,
Jean Marie Boushay

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

VIA UPS

November 12, 2008

Mr. John Chevedden (via E-mail and UPS)

FISMA & OMB MEMORANDUM M-07-16

Dear Mr. Chevedden:

Citi has received the following stockholder proposals from you:

- Cumulative Voting (received on October 21, 2008)
- Independent Lead Director (received on October 21, 2008)
- Special Shareowner Meetings (received on October 16 and Resubmitted on November 11, 2008)

Under Rule 14a-8(c) of the Securities and Exchange Commission ("SEC"), a stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. Therefore, we request that you withdraw the Special Shareowner Meetings proposal you electronically delivered to Citi yesterday. Your response must be postmarked or electronically transmitted to Citi no later than 14 days from your receipt of this letter.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

Dropkin, Shelley J [CCC-LEGAL]

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Tuesday, November 25, 2008 11:44 AM
To: Dropkin, Shelley J [CCC-LEGAL]
Subject: Rule 14a-8 Proposals (C)

Dear Ms. Dropkin,
In regard to the November 12, 2008 letter please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue which seem to be consistent with no action precedents for a number of years. In other words is there any support for the November 12, 2008 company request.
Sincerely,
John Chevedden

------ Forwarded Message
From: ***FISMA & OMB MEMORANDUM M-07-16***
Date: Mon, 24 Nov 2008 09:42:35 -0800
To: Shelley Dropkin <dropkins@citigroup.com>
Subject: Rule 14a-8 Proposals (C)

Dear Ms. Dropkin,
Each Citigroup shareholder who submitted a rule 14a-8 proposal submitted one proposal each.
Sincerely,
John Chevedden

END